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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April 30, 1997

                       Dransfield China Paper Corporation
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                (Translation of registrant's name into English)

       36-42 Pok Man Street, 1st & 2nd Fls., Mongkok, Kowloon, Hong Kong
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                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F   X                   Form 40-F
                          -----                           -----

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                             No   X
                       -----                          -----

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]
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A.      The following changes have occurred in the directors and officers of the Registrant:

        1. William L. Peterson, Jr., of Oklahoma City, Oklahoma, has resigned as a director, effective May 14, 1997.

        2. Jan Yang, Ph.D., of Norcross, Georgia, has been elected a non-executive director of the Registrant, effective May 14, 1997.

        3. Stephen Mo of Hong Kong has been elected Director of Finance of the Registrant.

B. Dr. Yang, 36, is the Founder, President and Technical Director of EDT, a bioindustrial company based in Georgia specializing in providing products and technical service to the pulp and paper industry. Dr. Yang holds a BS in chemical engineering from Tianjin University of Light Industry in China and a Ph.D. in biotechnology from Royal (Swedish) Institute of Technology. Dr. Yang has published over 20 scientific articles and holds numerous patents related to pulp and paper manufacturing. He is also an honorary professor at Tianjin University of Light Industry.

        Stephen Mo, 38, has over 17 years' experience in general management, personnel and administration with professional auditing background. He is a graduate of Hong Kong Polytechnic in Accountancy and is a Fellow of Chartered Association of Certified Accountants and Hong Kong Society of Accountants. He is also an Associate of Institute of Chartered Secretaries and Administrators.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DRANSFIELD CHINA PAPER CORPORATION



Date: May 14, 1997                      By: /s/ THOMAS J. KENAN
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                                            Thomas J. Kenan, Director




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